Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943

Via Edgar

July 10, 2025

Heather Clark Hugh West Erin Donahue Jennifer Angelini Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Lake Superior Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed June 5, 2025 File No. 333-287114

Dear Ms. Clark, Mr. West, Ms. Donahue and Ms. Angelini :

On behalf of our client, Lake Superior Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 12, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are publicly filing an Amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

July 10, 2025 Page 2

Amendment No. 1 to Registration Statement on Form S-1 filed June 5, 2025

Exhibits

1.

We note your response to prior comment 8, and reissue in part. Please request counsel to revise the penultimate paragraph of the opinion, as this appears to limit reliance. Refer to Section II.B.3.d of Staff Legal Bulletin 19.

Response: The Company has resubmitted Exhibit 5.1 with the Amended Registration Statement.

2.	We reissue comment 9. Please resubmit Exhibit 10.1 in a format that is text-searchable. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

Response: The Company has resubmitted Exhibit 10.1 with the Amended Registration Statement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner